Prospectus Supplement No. 3 (to prospectus dated June 16, 2011)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-173250

Realogy Corporation

Up to $1,143,706,000 11.00% Series A Convertible Senior Subordinated Notes due 2018

Up to $291,424,196 11.00% Series B Convertible Senior Subordinated Notes due 2018

Up to $675,111,000 11.00% Series C Convertible Senior Subordinated Notes due 2018

and

Domus Holdings Corp.

Class A Common Stock Issuable upon Conversion of the Notes

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated June 16, 2011, as supplemented by the prospectus supplements dated August 3, 2011 and August 8, 2011, covering resales by selling securityholders of Realogy Corporation’s 11.00% Series A Convertible Senior Subordinated Notes due 2018, (ii) 11.00% Series B Convertible Senior Subordinated Notes due 2018 and (iii) $ 11.00% Series C Convertible Senior Subordinated Notes due 2018 (collectively, the “notes”) and the Class A Common Stock of Domus Holdings Corp., par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of the notes, with our preliminary financial results for the three months ended September 30, 2011 contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on October 5, 2011.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in the notes and the Class A Common Stock issuable upon conversion of the notes involves risks. See “Risk Factors” beginning on page 21 of the prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 5, 2011.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 5, 2011 (October 5, 2011)

Realogy Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	333-173250, 333-173254 and 333-148153	20-4381990
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Campus Drive Parsippany, NJ	07054
(Address of Principal Executive Offices)	(Zip Code)

(973) 407-2000

(Registrant’s telephone number, including area code)

None

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02	Results of Operations and Financial Condition.

In anticipation of attendance by its senior management at an investor conference on October 6, 2011, Realogy Corporation (the “Company” or “Realogy”) today announced that on a preliminary basis its unaudited results for the third quarter of 2011 were as follows:

•	Revenue for the third quarter 2011 was approximately $1.2 billion;

•	Net loss attributable to Realogy for the third quarter 2011 was approximately $30 million;

•	EBITDA before restructuring and other items was approximately $185 million for the third quarter 2011;

•

At September 30, 2011, Realogy’s senior secured leverage ratio under its senior secured credit facility is expected to be in the range of approximately 4.10 to 1 — 4.20 to 1, below the maximum ratio of 4.75 to 1 necessary to be in compliance with the terms of its senior secured credit facility. The Company also expects to be in compliance with that ratio for the foreseeable future;

•

Realogy’s third quarter 2011 homesale transactions increased by 10% year-over-year at the Realogy Franchise Group (“RFG”), the Company’s real estate franchise services segment, and by 17% year-over-year at NRT LLC (“NRT”), the Company’s owned real estate brokerage unit, compared to the third quarter of 2010;

•	Realogy’s third quarter 2011 average homesale price declined 1% at RFG and 6% at NRT compared to the third quarter of 2010; and

•

At September 30, 2011, the Company had borrowings of $50 million under its $652 million revolving credit facility and $113 million of outstanding letters of credit drawn against the facility; in October 2011, the Company expects to borrow additional funds under the revolving credit facility to fund interest payments of approximately $215 million due on its Unsecured Notes and Second Lien Loans (as those terms are defined in the Company’s SEC filings).

EBITDA and EBITDA before restructuring and other items are non-GAAP financial measures. Exhibit 99.1, which is incorporated herein by reference, sets forth a definition of EBITDA and EBITDA before restructuring and other items , a reconciliation of the preliminary third quarter 2011 EBITDA and EBITDA before restructuring and other items to net loss and the Company’s explanation of why it believes the use of these non-GAAP measures is useful to investors.

The foregoing preliminary estimated financial results for third quarter 2011 were prepared by management and are unaudited. The preliminary 2011 third quarter financial results have not been finalized by management and are subject to revision pending the completion of the accounting and financial reporting processes necessary to complete the Company’s financial closing procedures and financial statements for the Company’s 2011 third quarter. The preliminary 2011 third quarter results have not been reviewed by Realogy’s independent registered public accounting firm. When the Company’s actual 2011 third quarter results are finalized, they will be reviewed and will include any adjustments necessary, in the opinion of management, for a fair presentation of such information. Realogy’s actual third quarter 2011 results could vary materially from those included in this report.

The Company does not currently expect to update the preliminary 2011 third quarter financial information prior to the release of its third quarter 2011 financial results. Realogy expects to release its third quarter 2011 financial results and file its Form 10-Q for the three months ended September 30, 2011 on November 1, 2011 and hold an investor webcast that same day.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Preliminary Third Quarter 2011 Results – Reconciliation of Net Loss attributable to Realogy to EBITDA and EBITDA before restructuring and other items.

Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Realogy Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “projects”, “estimates” and “plans” and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. Any statements that refer to expectations or other characterizations of future events, circumstances or results are forward-looking statements.

Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to: the Company’s substantial amount of outstanding debt; constraints on the Company’s liquidity; variable rate indebtedness which subjects the Company to interest rate risk; the Company’s ability to comply with the affirmative and negative covenants contained in the Company’s debt agreements; adverse developments or the absence of improvement in the residential real estate markets, including, but not limited to, the lack of sustained improvement in the number of homesales and/or further declines in home prices, low levels of consumer confidence, the impact of the ongoing or future recessions and related high levels of unemployment in the U.S. and abroad, continuing high levels of foreclosures, and reduced availability of mortgage financing or financing availability at rates not sufficiently attractive to homebuyers; seasonal fluctuations in the residential real estate brokerage business; the final resolution or outcomes with respect to Cendant’s contingent liabilities; adverse developments or the absence of sustained improvement in general business, economic and political conditions, including, but not limited to, changes in short-term or long-term interest rates, or any outbreak or escalation of hostilities on a national, regional or international basis; government regulation as well as legislative, tax or regulatory changes that would adversely impact the residential real estate market, including but not limited to potential reform of the financing of the U.S. housing and mortgage markets; the Company’s failure to enter into or renew franchise agreements, maintain its brands or the inability of franchisees to survive the current real estate cycle; the Company’s inability to realize benefits from future acquisitions; the Company’s inability to sustain improvements in its operating efficiency; adverse results in litigation or regulatory proceedings; and the Company’s inability to access the capital and/or securitization markets.

Consideration should be given to the areas of risk described above, as well as those risks set forth under the headings “Forward-Looking Statements” and “Risk Factors” in the Company’s Prospectus dated June 16, 2011 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 and in its other periodic reports filed from time to time, in connection with considering any forward-looking statements that may be made by the Company and its businesses generally. Except for its ongoing obligations to disclose material information under the federal securities laws, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless the Company is required to do so by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REALOGY CORPORATION

By:	/s/ Anthony E. Hull
Anthony E. Hull, Executive Vice President, Chief
Financial Officer and Treasurer

Date: October 5, 2011

EXHIBIT INDEX

Number	Exhibit

99.1	Preliminary Third Quarter 2011 Results – Reconciliation of Net Loss attributable to Realogy to EBITDA and EBITDA before restructuring and other items.

Exhibit 99.1

Preliminary Third Quarter 2011 Results – Reconciliation of

Net Loss attributable to Realogy to EBITDA and

EBITDA before restructuring and other items (in millions)

Reconciliation

A reconciliation of preliminary net loss attributable to Realogy to EBITDA and EBITDA before restructuring and other items for the three months ended September 30, 2011 is set forth in the following table:

Three Months Ended September 30, 2011

Net loss attributable to Realogy	$(30)
Income tax expense	10

Loss before income taxes	(20)
Interest expense, net	159
Depreciation and amortization	46

EBITDA	$185

Legacy costs (benefits), net	(3)
Restructuring costs	3

Total restructuring and other items	—

EBITDA before restructuring and other items	$185

The Company’s preliminary third quarter 2011 results have not yet been finalized by management and have not been reviewed by its independent registered public accounting firm. When the Company’s actual results for third quarter 2011 are finalized, they will be reviewed and will include any adjustments necessary, in the opinion of management, for a fair presentation of such information. The Company’s actual third quarter 2011 financial results could vary materially from those included herein.

Definitions

EBITDA is defined by the Company as net income (loss) before depreciation and amortization, interest (income) expense, net (other than relocation services interest for securitization assets and securitization obligations) and income taxes. EBITDA before restructuring and other items is defined by the Company as EBITDA adjusted for restructuring costs and former parent legacy cost (benefit) items, net. The Company presents EBITDA because it believes EBITDA and EBITDA before restructuring and other items are useful supplemental measures in evaluating the performance of its operating businesses and provides greater transparency into its results of operations. The Company’s management, including its chief operating decision maker, uses EBITDA and EBITDA before restructuring and other items as factors in evaluating the performance of its business. EBITDA and EBITDA before restructuring and other items should not be considered in isolation or as substitutes for net income or other statement of operations data prepared in accordance with GAAP.

The Company believes EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation, the age and book depreciation of facilities (affecting relative depreciation expense) and the amortization of intangibles, which may vary for different companies for reasons unrelated to operating performance. The Company believes EBITDA before restructuring and other items also facilitates company-to-company operating performance comparisons by backing out those items in

EBITDA as well as certain historical cost (benefit) items which may vary for different companies for reasons unrelated to operating performance. The Company further believes that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results.

EBITDA and EBITDA before restructuring and other items has limitations as an analytical tool, and you should not consider EBITDA or EBITDA before restructuring and other items either in isolation or as substitutes for analyzing the Company’s results as reported under GAAP. Some of these limitations are:

•	these measures do not reflect changes in, or cash requirement for, the Company’s working capital needs;

•

these measures do not reflect the Company’s interest expense (except for interest related to its securitization obligations), or the cash requirements necessary to service interest or principal payments, on its debt;

•	these measures do not reflect the Company’s income tax expense or the cash requirements to pay its taxes;

•	these measures do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often require replacement in the future, and these measures do not reflect any cash requirements for such replacements; and

•	other companies in the Company’s industry may calculate these measures differently so they may not be comparable.

EBITDA and EBITDA before restructuring and other items are not necessarily comparable to other similarly titled financial measures of other companies due to the potential inconsistencies in the method of calculation.